UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 000-19125 - CF#29410

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Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2013.

Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.44	through March 30, 2020
Exhibit 10.45	through December 7, 2016
Exhibit 10.46	through December 10, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary